Exhibit 99.1

Camelot Information Systems Inc. Enters Into A Merger Agreement

For A “Going Private” Transaction

BEIJING, China, September 18, 2013 /PRNewswire/ — Camelot Information Systems Inc. (NYSE: CIS) (“Camelot” or the “Company”), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Camelot Employee Scheme Inc. (“Parent”), a limited liability company incorporated under the laws of the British Virgin Islands (the “BVI”) and wholly owned by Mr. Simon Yiming Ma (“Mr. Ma”), the Company’s Chairman and Chief Executive Officer, and Camelot Employee SubMerger Scheme INC. (“Merger Sub”), a limited liability company incorporated under the laws of the BVI and a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$0.5125 per ordinary share of the Company (a “Share”) or US$2.05 per American Depositary Shares, each representing four (4) Shares (an “ADS”). This represents a 36.7% premium over the closing price of US$1.50 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on March 11, 2013, the last trading day prior to the Company’s announcement on March 12, 2013 that it had received a “going private” proposal, and a 41.3% premium over the volume-weighted average closing price of the Company’s ADSs during the 30 trading days prior to March 12, 2013. The consideration to be paid to holders of Shares and ADSs implies an equity value for the Company of approximately US$98.2 million, on a fully diluted basis.

Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by Mr. Ma, Ms. Heidi Chou, the Company’s President, Mr. Yuhui Wang, the Company’s Executive Vice President (and/or entities affiliated with or related to them) (collectively, the “Buyer Group”), together with other 32 existing shareholders of the Company (and/or entities affiliated with or related to them) who have elected to cancel their rollover Shares and to subscribe for newly issued shares of Parent (the “Rollover Shareholders”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”),  Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).  At the Effective Time, each of the Company’s Shares issued and outstanding immediately prior to the Effective Time (including Shares represented by ADSs) will be cancelled in exchange for the right to receive US$0.5125 per Share or US$2.05 per ADS, in each case, in cash and without interest , except for the excluded Shares (the “Excluded Shares”), which include (i) Shares beneficially owned by the Buyer Group or any person controlled by any of them prior to the Effective Time (the “Founder Shares”); (ii) Shares beneficially owned by the Rollover Shareholders (the “Rollover Shares”); and (iii) Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”). Each Excluded Share (including ADSs that represent Excluded Shares but excluding the Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Dissenting Shareholder will be cancelled at the Effective Time for the right to receive the fair value of such Shares as determined in accordance with the provisions of the BVI Companies Act.

Parent has entered into a debt commitment letter, pursuant to which China Development Industrial Bank has agreed to provide Parent with debt financing in an amount of US$70 million, the proceeds of which will be used to finance the consummation of the Merger and the other transactions contemplated by the Merger Agreement. Parent has also entered into an equity commitment letter, pursuant to which Zoyi Management Consulting, Ltd. has committed to cause certain of the funds and/or entities that it manages or advises to purchase convertible notes of Parent at or immediately prior to the Effective Time for an aggregate cash purchase price in immediately available funds equal to US$20 million, plus an additional US$10 million at the sole option of Zoyi Management Consulting, Ltd. The Buyer Group has entered into a limited guarantee in favor of the Company.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee (the “Independent Committee”) formed by the board of directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Independent Committee, which is comprised solely of independent and disinterested directors of the Company who are unaffiliated with any of Parent, Merger Sub, the Buyer Group or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close in early 2014, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders representing more than fifty percent (50%) of the outstanding Shares of the Company, present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. As of the date of the Merger Agreement, the Rollover Shareholders have agreed under a voting agreement to vote all in favor of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger. If completed, the Merger will result in the Company becoming a privately held company and its ADSs will no longer be listed on the NYSE.

Duff & Phelps Securities, LLC and Duff & Phelps, LLC (collectively, “Duff & Phelps”) is serving as financial advisor to the Independent Committee. Shearman & Sterling LLP is serving as United States legal advisor to the Independent Committee and the Company. Maples and Calder is serving as BVI legal advisor to the Independent Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as United States legal advisor to the Buyer Group. Locke Lord LLP is serving as United States legal advisor to Duff & Phelps.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement. All parties desiring details regarding the proposed Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

Camelot Information Systems Inc.

A6 North Ring 3 Road
Xicheng District
Beijing   100120
People’s Republic of China

Telephone: +86-10-82019000

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s Shares as of March 31, 2013 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 29, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger proceed.

About Camelot Information Systems Inc.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

Safe Harbor

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investors and media inquiries, please contact:

Company Contacts: Ms. Jojo Guo, Investor Relations Manager Tel: +1 (646) 371-6533 E-mail: investors@camelotchina.com

Investor Relations Contacts:

CCG Investor Relations

Mr. Crocker Coulson, President

Tel: +1 (646) 213-1915

E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager

Tel: +86 (10) 8573 1014 (Beijing)

E-mail: john.harmon@ccgir.com